UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CASELLA WASTE SYSTEMS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

147448104

(CUSIP Number)

December 31, 2012

(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 147448104	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bridger Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,793,507
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,793,507
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,793,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON* IA

SCHEDULE 13G

CUSIP No. 147448104	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Roberto Mignone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,793,507
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,793,507
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,793,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON* IN

SCHEDULE 13G

CUSIP No. 147448104	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bridger Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 759,150
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 759,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 759,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON* OO

SCHEDULE 13G

CUSIP No. 147448104	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Swiftcurrent Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 759,150
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 759,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 759,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

CUSIP No. 147448104	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Swiftcurrent Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,034,357
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,034,357
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,357
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
12	TYPE OF REPORTING PERSON* CO

Page 7 of 12 Pages

Item 1(a).	Name of Issuer: Casella Waste Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25 Greens Hill Lane, Rutland, Vermont, 05701, United States

Item 2(a, b, c). Name of Persons Filing, Address of Principal Business Office, Citizenship:

Bridger Management, LLC, a Delaware limited liability company, 90 Park Avenue – 40th Floor, New York, NY 10016

Bridger Capital, LLC, a Delaware limited liability company, 90 Park Avenue – 40th Floor, New York, NY 10016

Swiftcurrent Partners, L.P., a Delaware limited partnership, 90 Park Avenue – 40th Floor, New York, NY 10016

Swiftcurrent Offshore, Ltd., a Cayman Islands limited company, c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands

Mr. Roberto Mignone (“Mr. Mignone”), 90 Park Avenue – 40th Floor, New York, NY 10016. Mr. Mignone is a United States citizen.

Item 2(d).	Title of Class of Securities: Class A Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 147448104

Item 3.	Not Applicable.

Item 4.	Ownership.

Information with respect to the Reporting Persons’ ownership of the Common Stock as of December 31, 2012 is incorporated by reference to items (5)—(9) and (11) of the cover page of the respective Reporting Person.

The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons are held of record by Swiftcurrent Partners L.P. and Swiftcurrent Offshore Ltd. Bridger Management LLC is the investment adviser to Swiftcurrent Partners L.P. and Swiftcurrent Offshore Ltd. and, as such, may be deemed to share beneficial ownership of such shares of Common Stock. Roberto Mignone is the managing member of Bridger Management, LLC and Bridger Capital LLC. Bridger Capital LLC is the General Partner of Swiftcurrent Partners, L.P.

Item 5.	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Page 8 of 12 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows:]

Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2013

BRIDGER MANAGEMENT, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

/s/ Roberto Mignone
Roberto Mignone, Individually

BRIDGER CAPITAL, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

SWIFTCURRENT PARTNERS, L.P.

By:	Bridger Capital, LLC, its
General Partner

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

SWIFTCURRENT OFFSHORE, LTD.

By:	Bridger Management, LLC, its
investment manager

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

Page 10 of 12 Pages

EXHIBIT INDEX

Exhibit I:	Joint Filing Statement Pursuant to Rule 13d-1(k)

Page 11 of 12 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 14, 2013

BRIDGER MANAGEMENT, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

/s/ Roberto Mignone
Roberto Mignone, Individually

BRIDGER CAPITAL, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

SWIFTCURRENT PARTNERS, L.P.

By:	Bridger Capital, LLC, its
General Partner

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

Page 12 of 12 Pages

SWIFTCURRENT OFFSHORE, LTD.

By:	Bridger Management, LLC, its
investment manager

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member